SEABRIDGE GOLD INC.
                                  NEWS RELEASE

TRADING SYMBOLS:  TSX-V: SEA                               FOR IMMEDIATE RELEASE
                  AMEX: SA                                       JANUARY 5, 2006

             SEABRIDGE GOLD STRENGTHENS BOARD WITH TWO NEW DIRECTORS
  DIRECTOR OPTION GRANT SUBJECT TO SHAREHOLDER APPROVAL AND TWO-TIERED VESTING

TORONTO, CANADA...Seabridge Gold announced today that Eliseo Gonzalez-Urien and Thomas C. Dawson have been appointed to its Board of Directors.

Mr. Gonzalez-Urien has over 30 years experience in the mineral exploration business. In 2001 Mr. Gonzalez-Urien retired as Senior Vice President of Placer Dome Inc. and President of Placer Dome Exploration Inc. During his tenure at Placer Dome, Mr. Gonzalez-Urien had ultimate responsibility for Placer Dome's worldwide exploration activities. Prior to Placer Dome, Mr. Gonzalez-Urien held senior positions with BHP-Utah Inc. and Noranda Inc. Having served Seabridge as Senior Technical Advisor since March 2003, Mr. Gonzalez-Urien has extensive knowledge of Seabridge's projects. He holds a degree in Geology from the University of Santiago, Chile followed by post graduate studies in Geology at the University of California, Berkley. Mr. Gonzalez-Urien does not currently hold any other public company management or board positions.

Thomas C. Dawson has been a Chartered Accountant since 1961 and will serve as the Company's Chairman of the Audit Committee. He is a retired senior audit and accounting partner with 40 years of experience at Deloitte & Touche LLP, Chartered Accountants. Mr. Dawson currently serves as a Director and Chief Financial Officer of Arizona Star Resource Corp. He received his B.Comm. from Loyola College (now Concordia University), Canada, in 1959. Mr. Dawson is also a director of SouthernEra Diamonds Inc., WFI Industries Ltd. and Energy Split Corp.

As a result of policies instituted by his employer as a public company concerning directorships in other public companies, Dr. Vahid Fathi has stepped down from the Board of Seabridge effective immediately. Dr. Fathi's six-plus years of service to the Company is greatly appreciated.

The Company also announced that 875,000 incentive stock options have been granted to directors. This is the first grant of options to directors in more than three years. The new options are subject to the Company's two-tiered vesting policy and are exercisable for a period of 5 years ending January 3, 2011 at a price of C$10.56 per share (yesterday's closing price). These options require a C$15.00 share price for 10 successive days for the first third to vest, a C$18.00 share price for the second third and a C$21.00 share price for the final third. Once the share price has met the first test, Seabridge's share price performance must exceed the TSX Gold Index by more than 20% over the preceding six months or these options will be cancelled.

The Company's shareholder approved Stock Option Plan currently allows for up to 2,800,000 shares to be issued, of which 2,285,000 options have been granted under the Plan. Nonetheless, in the interest of good corporate governance and full disclosure, the Seabridge Board has decided to make the entire grant subject to shareholder approval at its next annual shareholder meeting and to approval of the TSX Venture Exchange. At that time, the Board will also request approval for an increase in the total allowable options of 600,000. It should be noted that the proposed new option grant together with options issued under the Plan to date total less than 10% of the currently issued and outstanding shares in Seabridge, a commitment the Company made to its shareholders when the Plan was approved in June 2003.

Seabridge has acquired a 100% interest in eight North American gold projects, subject to earn-in rights of up to 65% at its Kerr-Sulphurets project and up to 62.5% at its Quartz Mountain project held by potential partners. For a breakdown of the Company's mineral resources by project and resource category please see http://www.seabridgegold.net/Resource.htm.


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            172 King Street East, 3rd Floor; Toronto, Ontario M5A 1J3
               Telephone: (416) 367-9292 Facsimile: (416) 367-2711


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ALL RESOURCE ESTIMATES REPORTED BY THE COMPANY, WITH THE EXCEPTIONS OF THE
HISTORIC ESTIMATES FOR THE GRASSY MOUNTAIN, KERR-SULPHURETS AND HOG RANCH PROJECTS, WERE CALCULATED IN ACCORDANCE WITH THE CANADIAN NATIONAL INSTRUMENT 43-101 AND THE CANADIAN INSTITUTE OF MINING AND METALLURGY CLASSIFICATION SYSTEM. THESE STANDARDS DIFFER SIGNIFICANTLY FROM THE REQUIREMENTS OF THE U.S. SECURITIES AND EXCHANGE COMMISSION. MINERAL RESOURCES WHICH ARE NOT MINERAL RESERVES DO NOT HAVE DEMONSTRATED ECONOMIC VIABILITY.

STATEMENTS RELATING TO THE ESTIMATED OR EXPECTED FUTURE PRODUCTION AND OPERATING RESULTS AND COSTS AND FINANCIAL CONDITION OF SEABRIDGE, PLANNED WORK AT THE COMPANY'S PROJECTS AND THE EXPECTED RESULTS OF SUCH WORK ARE FORWARD-LOOKING STATEMENTS WITHIN THE MEANING OF THE UNITED STATES PRIVATE SECURITIES LITIGATION REFORM ACT OF 1995. FORWARD-LOOKING STATEMENTS ARE STATEMENTS THAT ARE NOT HISTORICAL FACTS AND ARE GENERALLY, BUT NOT ALWAYS, IDENTIFIED BY WORDS SUCH AS THE FOLLOWING: EXPECTS, PLANS, ANTICIPATES, BELIEVES, INTENDS, ESTIMATES, PROJECTS, ASSUMES, POTENTIAL AND SIMILAR EXPRESSIONS. FORWARD-LOOKING STATEMENTS ALSO INCLUDE REFERENCE TO EVENTS OR CONDITIONS THAT WILL, WOULD, MAY, COULD OR SHOULD OCCUR. INFORMATION CONCERNING EXPLORATION RESULTS AND MINERAL RESERVE AND RESOURCE ESTIMATES MAY ALSO BE DEEMED TO BE FORWARD-LOOKING STATEMENTS, AS IT CONSTITUTES A PREDICTION OF WHAT MIGHT BE FOUND TO BE PRESENT WHEN AND IF A PROJECT IS ACTUALLY DEVELOPED. THESE FORWARD-LOOKING STATEMENTS ARE NECESSARILY BASED UPON A NUMBER OF ESTIMATES AND ASSUMPTIONS THAT, WHILE CONSIDERED REASONABLE AT THE TIME THEY ARE MADE, ARE INHERENTLY SUBJECT TO A VARIETY OF RISKS AND UNCERTAINTIES WHICH COULD CAUSE ACTUAL EVENTS OR RESULTS TO DIFFER MATERIALLY FROM THOSE REFLECTED IN THE FORWARD-LOOKING STATEMENTS, INCLUDING, WITHOUT LIMITATION: UNCERTAINTIES RELATED TO RAISING SUFFICIENT FINANCING TO FUND THE PLANNED WORK IN A TIMELY MANNER AND ON ACCEPTABLE TERMS; CHANGES IN PLANNED WORK RESULTING FROM LOGISTICAL, TECHNICAL OR OTHER FACTORS; THE POSSIBILITY THAT RESULTS OF WORK WILL NOT FULFILL PROJECTIONS/EXPECTATIONS AND REALIZE THE PERCEIVED POTENTIAL OF THE COMPANY'S PROJECTS; UNCERTAINTIES INVOLVED IN THE INTERPRETATION OF DRILLING RESULTS AND OTHER TESTS AND THE ESTIMATION OF GOLD RESERVES AND RESOURCES; RISK OF ACCIDENTS, EQUIPMENT BREAKDOWNS AND LABOUR DISPUTES OR OTHER UNANTICIPATED DIFFICULTIES OR INTERRUPTIONS; THE POSSIBILITY OF ENVIRONMENTAL ISSUES AT THE COMPANY'S PROJECTS; THE POSSIBILITY OF COST OVERRUNS OR UNANTICIPATED EXPENSES IN WORK PROGRAMS; THE NEED TO OBTAIN PERMITS AND COMPLY WITH ENVIRONMENTAL LAWS AND REGULATIONS AND OTHER GOVERNMENT REQUIREMENTS; FLUCTUATIONS IN THE PRICE OF GOLD AND OTHER RISKS AND UNCERTAINTIES, INCLUDING THOSE DESCRIBED IN THE COMPANY'S ANNUAL INFORMATION FORM FILED WITH SEDAR IN CANADA (AVAILABLE AT WWW.SEDAR.COM) FOR THE YEAR ENDED DECEMBER 31, 2004 AND IN THE COMPANY'S 20-F FILED WITH THE U.S. SECURITIES AND EXCHANGE COMMISSION (AVAILABLE AT WWW.SEC.GOV/EDGAR.SHTML).

FORWARD-LOOKING STATEMENTS ARE BASED ON THE BELIEFS, ESTIMATES AND OPINIONS OF THE COMPANY'S MANAGEMENT OR ITS INDEPENDENT PROFESSIONAL CONSULTANTS ON THE DATE THE STATEMENTS ARE MADE.

                                            ON BEHALF OF THE BOARD
                                            "Rudi Fronk," President & C.E.O.

For further information please contact:
Rudi P. Fronk, President and C.E.O.
Tel: (416) 367-9292   o  Fax: (416) 367-2711
Visit our website at www.seabridgegold.net  Email:  info@seabridgegold.net


   The TSX-V Exchange has not reviewed and does not accept responsibility for the adequacy or accuracy of this release.